Exhibit 1

British American Tobacco p.l.c.
(the “Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company has been notified by the trustee of the British American Tobacco Employee Share Ownership Plan that on 3 May 2023 the following person discharging managerial responsibilities purchased ordinary shares of 25p each in British American Tobacco p.l.c. by way of the Partnership Share Scheme. Owing to an administrative error the notification to the Company was delayed and was first received on 12 January 2024.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javed Iqbal
2	Reason for the notification
a)	Position/status	Interim Finance Director, and Director, Digital and Information
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Purchase of ordinary shares under the Partnership Share Scheme – a HMRC approved Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£28.685	5

d)	Aggregated information - Aggregated volume - Price	5 £143.42
e)	Date of the transaction	2023-05-03
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nancy Jiang Date of notification: 15 January 2024